Exhibit 99.1

Itau Corpbanca and Subsidiaries As of September 30, 2018 and 2017 and for the nine-month periods ended September 30, 2018 and 2017

The financial information of Itaú Corpbanca as of September 30, 2018 and 2017 and for the nine-month periods ended September 30; 2018 and 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET In Ch$ million		Sep'17
	Sep'18
Total Loans	21,159,400	20,819,052
Total Assets	29,060,058	29,137,386

Current accounts and demand deposits	4,253,654	4,196,900
Time deposits and savings accounts	10,306,185	10,046,623
Borrowings from financial institutions	2,168,781	2,243,980
Debt issued	5,898,884	5,975,386

Total Equity	3,528,162	3,452,075
Equity attributable to shareholders	3,299,824	3,227,713
Non-convening interest	228,538	224,362

YTD CONSOLIDATED INCOME STATEMENT
In Ch$ million	9M'18	9M'17
Net operating profit before loan losses	904,760	800,779
Provisions for loan losses	(174,356)	(213,671)
Operating expenses	(549,177)	(537,672)
Operating income	181,227	49.436
Income from investments in associates and other companies	1,541	1,174
Income before taxes	182,768	50,610
Income tax expense	(36,614)	33,617
Net income	146,154	84,227
Net income attributable to shareholders	143,591	85,065
Non-controlling interest	2,563	(338)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Jonathan Covarrubias	Milton Maluhy
Chief Accounting Officer	Chief Executive Officer